UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, June 29, 2007

Mr. President

National Securities Commission

D. Eduardo Hecker

Re: Distribution and Marketing Company of the North (EDENOR S.A.). Relevant Fact. Board of Directors meeting on June 28, 2007. Decision regarding issuance of securities and resignation of a Director of the Company.

Dear Sir:

In accordance to regulations that are currently in effect, we inform you that in a Board of Directors meeting of EDENOR S.A. held on June 28 of this year, the directors that were present unanimously decided to approve, within the framework of Global Medium Term Notes Program (up to US$600,000,000), the issuance of Bonds Class N° 7 of up to US$250,000,000 (TWO HUNDRED FIFTY MILLION), and have also decided to delegate to a select group of employees specially appointed for such purposes, the powers to decide on the final terms of issuance and the timing of such.

In addition, on June 28, Mr. Edouard Dahome resigned from his position as a Director of the company.

Very Truly Yours,

____________________
Jaime Javier Barba
Edenor S.A.
Attorney-in-fact

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: July 2, 2007